Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
WRITEDOWN RELATED TO CANADIAN NATURAL RESOURCES
LIMITED OVERBURDEN REMOVAL CONTRACT

Conference Call

Management will hold a conference call today, Wednesday, May 18th at 9:00 am EST to discuss the contents of this release.

The call can be accessed by dialing: 1-877-407-9205 or International: 1-201-689-8054

Calgary, Alberta, May 18, 2011 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that it expects to take a writedown of $40 million to $45 million in its financial results for the fiscal year ended March 31, 2011 related to the long-term overburden removal contract between its subsidiary North American Construction Group Inc. (“NACG”) and Canadian Natural Resources Limited (“Canadian Natural”) for the Horizon Oil Sands (“Horizon”) mine near Fort McMurray, Alberta. This writedown would be applied primarily to reduce unbilled revenue and is expected to reduce net income by $30 million to $34 million for the same period.

The contract with Canadian Natural includes certain escalation indices, determined at the time of the initial negotiations, which were intended to adjust pricing annually to reflect changes in economic conditions over the 10-year term of the contract.  The contract specifically states that the indices were not intended to benefit either party at the expense of the other party and includes a mechanism for reviewing the indices if they are deemed to be no longer representative of the actual changes in the market over time.  NAEP believes that the actual inflationary environment in Fort McMurray has varied significantly versus the indices per the contract. NACG has met with Canadian Natural and formed a joint working group that will be responsible for identifying indices that will more closely reflect the inflationary conditions that have occurred in the market place.

“NACG expects this group to deliver its recommendations by August 31, 2011 and that the new indices will apply both prospectively and retrospectively.  At that time, if the indices are adjusted as expected, part or all of the amount written down in fiscal 2011 may be recognized as profit,” said Rod Ruston, President and CEO of NAEP.  “Our intention is to arrive at a fair outcome within the terms of the contact and we believe the approach taken by Canadian Natural in regard to the issue demonstrates their support for that outcome,” added Mr. Ruston.

NEWS RELEASE

“We value our relationship with Canadian Natural and take pride in the fact that we have met all the major milestones we committed to under this contract,” Mr. Ruston said. “We are a company with a long history of positive, long-term customer relationships. We do not expect any impact from this issue on our other business operations.”

If the parties are not able to agree upon the appropriate adjustments, a further writedown may be required in respect of all or a portion of unbilled revenue related to this contract, of up to $72 million.  In this event, NACG will pursue any remedies it may have available.

As a result of the writedown, NAEP is not in compliance with certain covenants under its credit facility and NAEP is working with its lenders to obtain an amendment in connection with such covenants.  The lead bank in the syndicate has already provided conditional approval of this waiver.

Operations at Canadian Natural

As a result of a fire at Canadian Natural’s Horizon primary upgrading facility in January 2011, oil production at Horizon was suspended.

“While we continue with overburden removal at the site, we anticipate that production levels could be affected during the repair period,” said Rod Ruston. “Should this occur, we may have the opportunity to remove equipment from this site to work on other projects in the region. This equipment relocation may allow us to replace some of the lost revenue through higher margin work at other locations in Fort McMurray.”

“Given our recently announced contract wins at Shell and Syncrude and the expected signing of a new five-year contract with Suncor covering overburden, site reclamation and light civil construction, the availability of this equipment in the short term could be a valuable addition to our general contract fleet,” added Ruston.

The Canadian Natural contract, which is NAEP’s single largest long-term contract, represented approximately 23.4% of NAEP’s consolidated revenue for the 12 months ended December 31, 2010.  The gross profit on this project represented 9.7% of the consolidated gross profit for the 12 months ended December 31, 2010.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource

NEWS RELEASE

companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Examples of forward looking information in this release include, but are not limited to, the working group delivering appropriate adjustments to the indices by August 31, 2011 and that if appropriate adjustments are delivered, part or all amount written down may be recognized as profit; the expectation that overburden production levels could be affected during the repair period at the Horizon site; the expectation that there will be opportunities to move equipment from the Canadian Natural site to other projects in the region; and our expectation to sign a new five year contract with Suncor covering overburden, site reclamation and light civil construction . The material factors or assumptions used to develop such forward-looking statements and the risks and uncertainties that could cause a actual results to differ materially from those contemplated by such forward-looking statements include our ability, through the working group, to come to an agreement with Canadian Natural on appropriate adjustments and that work on other projects in the region will require additional equipment, and that we will successfully conclude negotiations with Suncor with respect to the new five year contract..:

These factors are not intended to represent a complete list of the factors that could affect the Company. See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

NEWS RELEASE

For further information, please contact:

Kevin Rowand
Director, Investor Relations & Strategic Planning
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email: krowand@nacg.ca